UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

20 Iouliou Kaisara Str
19002, Paiania
Athens-Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, in August 2025 TOP Ships Inc. (together with its subsidiaries, the “Company” or “Top Ships”) (NYSE American: TOPS) entered into four sale and leaseback financing agreements with a major Chinese financier for the refinancing of two 300,000 dwt VLCC tankers, the M/Ts Julius Caesar and Legio X Equestris (expected to be concluded in October 2025), one 157,000 dwt Suezmax tanker, the M/T Eco Oceano CA (expected to be concluded in November 2025), and one 50,000 dwt MR product tanker, the M/T Eco Marina Del Ray (expected to be concluded in November 2025). The closing of these financing agreements is subject to conditions set forth in the relevant agreements.

Total proceeds from these refinancing transactions will amount to $207.0 million, of which an estimated approximately $179.8 million will be used to repay the four vessels’ existing financing facilities and the remaining balance will be used for general working capital purposes and/or asset acquisitions in connection with the Company’s growth strategy, which may include investments in other segments with similar characteristics to shipping that present attractive investment opportunities, such as real estate. However, the Company has not currently identified any potential acquisitions, and can provide no assurance that it will be able to complete the acquisition of any asset that it is able to identify.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the entry into and performance under the sale and leaseback financing agreements and the use of proceeds deriving from these financing transactions.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in the Company’s records, and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs, or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-267170, 333-268475 and 333-267545).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

By:	/s/ Evangelos J. Pistiolis
Name:	Evangelos J. Pistiolis
Title:	Chief Executive Officer

Date: September 12, 2025